Progress Software
14 Oak Park Drive
Bedford, MA 01730 USA

Tel: 781 280 4000
www. progress.com

April 4, 2013

Via EDGAR

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Progress Software Corporation
Form 10-K for the Fiscal Year Ended November 30, 2012
Filed January 29, 2013
File No. 000-19417

Dear Mr. Gilmore:

On behalf of Progress Software Corporation, a Massachusetts corporation (the "Company"), I am writing to respond to the comment letter of the Securities and Exchange Commission ("SEC"), dated March 21, 2013, relating to the above-referenced filing (the "10-K"). For the SEC's convenience, I have restated the SEC's comments in italics below. Capitalized items that are not defined in this letter have the meanings given to them in the 10-K.

SEC Comment:

1.
We note you adopted ASU 2011-4 during fiscal 2012 and you disclose the significant unobservable assumptions used in the fair value measurement of your auction rate securities. Please tell us what consideration was given to providing quantitative information about the significant unobservable inputs and a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs. Please refer to ASC 820-10-50-2(bbb) and (g).

The Company's Response:

The Company acknowledges the SEC's comment and will expand the fair value measurement disclosures, in accordance with ASC 820-10-50-2(bbb) and (g), relative to its auction rate securities. Attached as Exhibit A to this letter, are the proposed revisions to pages 56 and 57 of the Company's 10-K. These revisions will be included in the Quarterly Report on Form 10-Q for the period ended February 28, 2013, which the Company expects to file on or before April 9, 2013. The Company will also include the revisions in the additional Quarterly Reports on Form 10-Q during fiscal year 2013 and the next Annual Report on Form 10-K for the year ending November 30, 2013. The Company does not believe the expanded disclosures included in Exhibit A are material, both from a quantitative and qualitative assessment, and therefore, an amendment to the Annual Report on Form 10-K for the year ended November 30, 2012 is not required.

SEC Comment:

2.
We note that during the third quarter of 2012, the company reassigned goodwill to the new reporting units and reportable segments (Core and non-Core) based on the relative fair values of the reporting units with $30 million of goodwill allocated to the Non-Core reporting unit. In light of the significance of goodwill attributable to previous acquisitions, such as the Savvion in 2010 and IONA in 2008, compared to the amounts of goodwill and intangible assets attributable to divestitures and assets-held-for-sale, please describe for us, for each divested product, the allocation of goodwill to the reporting units from the time of its initial acquisition through to the allocation to held-for-sale.

The Company's Response:

Each of the product lines divested were acquired by the Company beginning in fiscal year 2000 through fiscal year 2010, with the exception of Sonic which was internally developed. The value of goodwill assigned to product lines acquired was assigned to one or more reporting units in existence at the time of acquisition, in accordance with ASC 350-20-35-41, which states, in part, that all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date. Generally, the Company historically concluded that its reportable segments, operating segments and reporting units were identical, and product lines were not representative of individual reporting units, as the Company did not manage its business at the product line level and discrete financial information by product line or any other level below the reportable segment level, was not reviewed by segment management.

Upon acquisition, the product lines acquired were integrated into the reporting units in which they were assigned. Each product line was integrated into the reporting units due to the similarities of the technologies, and therefore the development efforts, and their abilities to be sold in conjunction with the other product lines within that reporting unit. For example, the product lines acquired in the IONA acquisition, which consisted of three separate product line groups, were placed into the Integration Infrastructure reporting unit which was created at the time of acquisition and also included additional, existing product lines of the Company. The IONA product lines were integrated into the reporting unit and lost their individual identities shortly after acquisition. Subsequently, the reporting unit to which the IONA product lines were assigned also changed and the legacy reporting units did not survive those changes. In the case of Savvion, the product line was placed into the EBS reporting unit in existence at the time of acquisition and also integrated and thus losing its individual identity. Most recently, the IONA and Savvion product lines were moved to the non-Core reporting unit as part of the Company's overall divestiture strategy.

In summary, the goodwill associated with the acquired product lines, including the IONA and Savvion acquisitions, lost their individual identities shortly after acquisition, consistent with ASC 350-20-40-6, which states, in part, that instances of non-integration are expected to be infrequent because some amount of integration occurs after an acquisition. While not codified, paragraph B86 of FASB Statement No. 142, Goodwill and Other Intangible Assets, states in part that, keeping track of acquisition-specific goodwill for impairment purposes would be almost impossible once an acquired entity was integrated with the acquiring entity. Based on the accounting literature, and because the Company's individual product lines or group of product lines acquired do not constitute reporting units, the Company believes the historical allocation of goodwill of each divested product line from the time of acquisition through the held for sale classification is impracticable. This is further complicated by the changes to the Company's reportable segments, operating segments and reporting units discussed below.

Since the dates of acquisition through the second quarter of fiscal year 2012, the Company made several changes to its reporting structure, and therefore, changed its reportable segments, operating segments and reporting units in each period of change. At each change in reporting structure, the Company reallocated goodwill of the existing reporting units to the new reporting units. Most recently, in the third quarter of fiscal year 2012, the Company changed its reportable segments, operating segments and reporting units to Core and non-Core, from ADP, EBS and EDS. As none of the old reporting units remained intact, the Company reallocated goodwill to the new reporting units based on the relative fair values of the reporting units, in accordance with ASC 350-20-35-45, which states, in part, that when an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, an entity shall reassign goodwill to the reporting units using a relative fair value allocation approach. This resulted in goodwill of $225.9 million being assigned to the Core reporting unit and $30.0 million being assigned to the non-Core reporting unit.

In the fourth quarter of fiscal year 2012, the ten non-Core product lines were either sold or classified as held for sale. The non-Core products classified as held for sale at November 30, 2012 were sold during the first quarter of fiscal year 2013. Since the product lines acquired, and subsequently classified as held for sale and eventually sold, were integrated into the reporting units in which they were assigned, and no product lines or group of product lines constituted reporting units, the goodwill assigned to each sale transaction (four in total, as multiple product lines were sold to some buyers) was based on the relative fair values of the product lines being sold. This is in accordance with ASC 350-20-40-3, which states, in part, that the amount of goodwill to be included in the carrying amount of assets held for sale shall be based on the relative fair value of the business to be disposed and the portion of the reporting unit that will be retained. Since the Company had integrated each of the product lines into the assigned reporting units upon acquisition, it further supports the use of the guidance in ASC 350-20-40-3, as opposed to the guidance in ASC 350-20-40-4, which states, in part, that if businesses were never integrated into the reporting units in which they were assigned, the current carrying value should be included in the carrying value of the assets to be sold.

SEC Comment:

3.
We note that you disclose revenue attributed to North America, which includes sales to customers in the U.S. and Canada and licensing to certain multinational organizations, substantially all of which is invoiced from the U.S. Please tell us what consideration was given to separately disclosing revenues attributed to the U.S. Please refer to ASC 280-10-50-41.

The Company's Response:

The Company acknowledges the SEC's comment and agrees that revenue should be disclosed for the United States, the Company's country of domicile, in accordance with ASC 280-10-50-41. The Company advises the SEC, however, that 90%, 92% and 91% of the North American revenue reported in the 10-K, which includes revenue billed to customers in the United States and Canada, is from external customers in the United States for the fiscal years ended November 30, 2012, 2011 and 2010, respectively. Due to the immaterial amount of revenue, both from a quantitative and qualitative assessment, from external customers in Canada, the Company does not believe that an amendment to the existing disclosure is required at this time. However, beginning with our Annual Report on Form 10-K for the fiscal year ending November 30, 2013, the Company will separately report revenue from external customers in the United States in accordance with ASC 280-10-50-41.

* * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ PAUL A. JALBERT
Paul A. Jalbert
Vice President, Corporate Controller and Chief Accounting Officer

cc:	Mr. Chris E. Perkins
Stephen H. Faberman, Esq.

EXHIBIT A

Note 4: Fair Value Measurements

Recurring Fair Value Measurements

The following table details the fair value measurements within the fair value hierarchy of our financial assets at November 30, 2012 (in thousands):

		Fair Value Measurements Using
	Total Fair Value	Level 1	Level 2	Level 3
Money market funds	$125,591	$125,591	$—	$—
State and municipal bond obligations	50,818	—	50,818	—
Auction rate securities – municipal bonds	23,420	—	—	23,420
Auction rate securities – student loans	2,901	—	—	2,901
Corporate bonds	2,607	—	2,607	—
Foreign exchange derivatives	(186)	—	(186)	—

The following table details the fair value measurements within the fair value hierarchy of our financial assets at November 30, 2011 (in thousands):

		Fair Value Measurements Using
	Total Fair Value	Level 1	Level 2	Level 3
Money market funds	$24,220	$24,220	$—	$—
State and municipal bond obligations	84,398	—	84,398	—
Brazilian mutual funds	15,346	15,346	—	—
Auction rate securities – municipal bonds	22,931	—	—	22,931
Auction rate securities – student loans	10,608	—	—	10,608
Corporate bonds	2,562	—	2,562	—
Foreign exchange derivatives	52	—	52	—

When developing fair value estimates, we maximize the use of observable inputs and minimize the use of unobservable inputs. When available, we use quoted market prices to measure fair value. The valuation technique used to measure fair value for our Level 1 and Level 2 assets is a market approach, using prices and other relevant information generated by market transactions involving identical or comparable assets. If market prices are not available, the fair value measurement is based on models that use primarily market based parameters including yield curves, volatilities, credit ratings and currency rates. In certain cases where market rate assumptions are not available, we are required to make judgments about assumptions market participants would use to estimate the fair value of a financial instrument.

The valuation technique used to measure fair value for our Level 3 assets, which consists of our ARS, is primarily an income approach, where the expected weighted average future cash flows are discounted back to present value for each asset. The significant unobservable inputs used in the fair value measurement of our ARS are the probability of earning the maximum rate until maturity, the probability of principal return prior to maturity, the probability of default, the liquidity risk premium and the recovery rate in default. Generally, interrelationships are such that a change in the assumptions used for the probability of principal return prior to maturity is accompanied by a directionally opposite change in one or more the following assumptions: the probability of earning the maximum rate until maturity, the probability of default and the liquidity risk premium. The recovery rate in default is somewhat independent and based upon the ARS' specific underlying assets and published recovery rate studies.

One issuer of our ARS is currently in default, but the underlying bond insurer is making interest payments on the issuers' behalf. In this situation, we used a market approach, where the value is based on the market credit default swap spread and credit rating of the insurer.

The following table provides additional quantitative information about the unobservable inputs used in our Level 3 valuations as of November 30, 2012:

	Valuation Technique	Unobservable Input	Range (Weighted Average)
Auction rate securities	Discounted cash flow	Probability of earning the maximum rate until maturity	0.2% - 8.1% (1.4%)
		Probability of principal return prior to maturity	80.4% - 95.5% (88.9%)
		Probability of default	3.9% - 12.6% (9.7%)
		Liquidity risk premium	4.0%
		Recovery rate in default	50.0% - 70.0% (56.5%)
	Market valuation	Market credit default swap spread of insurer	5.9%
		Credit rating of insurer	AA-

Significant increases or decreases in the underlying assumptions used to value the ARS could increase or decrease the fair value estimates recorded in the consolidated balance sheets.

The following table reflects the activity for our financial assets measured at fair value using Level 3 inputs for each period presented (in thousands):

	November 30, 2012	November 30, 2011
Balance, beginning of period	$33,539	$39,643
Redemptions and sales	(6,255)	(6,300)
Transfer to Level 2 fair value measurement	(2,700)	—
Realized losses included in earnings	(270)	—
Unrealized gains included in accumulated other comprehensive loss	2,007	196
Balance, end of period	$26,321	$33,539

During the second quarter of fiscal year 2012, we received a redemption notice for one of our ARS at par value. We transferred the ARS to a Level 2 fair value measurement, as the value at the end of the second quarter was based on observable inputs. The ARS was redeemed in the third quarter of fiscal year 2012. During the fourth quarter of fiscal year 2012, we received a notice to tender one of our ARS, which we executed and recorded a realized loss in other income (expense) in the consolidated statement of income.